UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SHELL REDUCES ITS INTEREST IN WOODSIDE

THE HAGUE 8th November 2010. Royal Dutch Shell plc (“Shell”) announces an agreement to sell part of its stake in Woodside Petroleum Limited (“Woodside”)
to equity investors.
Shell’s subsidiary, Shell Energy Holdings Australia Limited (“SEHAL”), has
entered into an underwriting agreement with UBS AG, for the sale of 78.34 million shares in Woodside, representing 29.18% of its interest in Woodside and
10.0% of the issued capital in Woodside at a price of A$42.23 per share. Upon completion of the sale, SEHAL will continue to own a 24.27% interest in
Woodside.  As part of this transaction, SEHAL has committed to retain its remaining shares in Woodside for a minimum of one year, with limited exceptions, including a sale to a strategic third party of an interest greater than 3% in
Woodside provided the purchaser agrees to be bound by the same escrow restrictions to which SEHAL is subject or in pursuit of an acceptance to a bona fide takeover offer for Woodside.
Shell CEO, Peter Voser, said “Shell is an industry leader in global LNG, and will be a leading investor in Australia for years to come. Our Australian LNG portfolio has developed rapidly in recent years, with exploration success around
Gorgon and Prelude, and our entry into coal bed methane plays through the joint acquisition of Arrow Energy. This is a strong platform for new growth.”
Voser continued “Our stake in Woodside has been an important part of Shell’s portfolio in Australia for many years. We are looking forward to working with
Woodside on important new growth projects where we are partners. However, with
Shell’s recent portfolio progress in Australia, our world-wide push to simplify the company and to improve our capital efficiency, we will increasingly focus our investment in Australia through direct interests in assets and joint ventures, rather than indirect stakes. We will manage our remaining position in
Woodside over time in the context of our global portfolio.”
Shell Australia’s Country Chair, Ann Pickard, concluded “these are exciting times for the LNG industry in Australia, and for Shell. We are unlocking new LNG supplies from our portfolio, and working closely with Woodside on further growth projects where we will remain with them as a partner. Shell’s directly-owned
Australia LNG capacity is around 2.7 mtpa today, and is forecast to more than double to some 6.5 mtpa by 2015, as Gorgon comes on line. Looking beyond 2015, we see significant further growth potential from pre-FID options. Our directly-owned assets in Australia could add a further 10 mpta for Shell beyond
2015 towards a total of 16 mtpa. Shell will be a major player in Australia for years to come, and all of this will help to further consolidate Australia’s position as a leader in energy and resource supply for the Asia Pacific region.”

Notes for editors
Shell had 18.5 mpta (million tonnes per annum) of world-wide LNG capacity at end-2009, with interests in seven LNG plants, including 0.93 mtpa held through its indirect stake in Woodside. Shell’s world-wide LNG capacity, excluding
Woodside, is forecast to reach some 22 mtpa in 2015, an increase of around 20%
from today’s levels, underpinned by growth at Qatargas 4 in Qatar and Gorgon in
Australia.
Shell’s most recent LNG start-up was at Sakhalin II in Russia, and this 9.6 mtpa project, where Shell has a 27.5% stake, ramped up to full capacity ahead of schedule in early 2010. The Sakhalin project, combined with performance from other LNG facilities world-wide, underpinned over 30% higher LNG sales volumes for Shell in the first three quarters of 2010 compared to the same period in
2009.
Looking into 2011, Shell’s LNG capacity is expected to increase again, with the start-up of the Qatargas 4 LNG project, which has 7.8 mtpa of capacity (Shell
30%). Qatargas 4 will be Shell’s eighth LNG plant, and further adds to Shell’s industry-leading portfolio.
Australia is set to underpin Shell’s next tranche of LNG growth, aimed at growth markets in Asia Pacific. In September 2009, Shell and its partners took the final investment decision (FID) on the 15 mtpa Gorgon LNG project, where Shell has a 25% interest. Successful start-up of Gorgon will take Shell’s directly owned LNG capacity in Australia from 2.7 mpta today to some 6.5 mtpa.
Looking beyond 2015, Shell has launched front end engineering and design (FEED)
for the 100%-owned Prelude and Concerto discoveries, that could support a 3.6 mpta floating LNG project, and we anticipate reaching FID on that project in
2011. Shell’s joint acquisition of Arrow Energy Ltd with PetroChina in 2010 opens up the prospect of a 6-7 mtpa LNG scheme from coal bed methane resources.
Shell has further stakes in non-operated projects with LNG potential, including
Sunrise (26.5%) and Browse (~9.5%), operated by Woodside. In total, these pre-FID options could add up to a further 10 mtpa of new capacity for Shell in
Australia, leading to a total capacity of over 16 mtpa. Shell also continues with an active and successful exploration campaign which is adding further options for future development.
ENDS
Enquiries
Shell Media Relations:
Shell Australia Media Line  +61 8 933 86271
International, UK, European Press   +31 70 377 3600

Shell Investor Relations:
The Hague     +31 70 377 3996
US               +1 713 241 1019

Cautionary Note:

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this press release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2008
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this press release, November 8, 2010. Neither Royal Dutch
Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this press release that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
The Woodside shares have not been registered under the U.S. Securities Act of
1933, as amended (the "Securities Act"), and may not be offered or sold in the
United States or to a U.S. Person absent registration or an applicable exemption from the registration requirements of the Securities Act. This news release does not constitute an offer to sell, or solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

---------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 8 November 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary